WESTERN RESOURCES STANDS
                         TO GAIN MORE THAN $700 MILLION

                            CONTINUES SECURITY GROWTH
                                   WITHOUT ADT


         TOPEKA, Kansas, July 2, 1997 (2:00 p.m. CDT) -- Western Resources (NYSE:WR) today announced it stands to gain $710 million at today's conversion price on its 38 million shares of ADT Limited common stock. At the current market price, the company's ADT stock is worth more than $1.3 billion. Since its initial investment in December 1995, Western Resources' $590 million in ADT holdings have been financed entirely with short-term borrowings.

         "Our innovative strategy of investing in the security business has paid off in two ways -- a huge gain through ADT and a leading position in the industry as the third largest security company in the country," said John E. Hayes, Jr., Western Resources chairman of the board and chief executive officer.

         In light of the premium price paid by Tyco for ADT, Western Resources is today withdrawing its exchange offer for ADT while it continues to pursue legal action in Bermuda seeking to receive cash at the full value of the ADT shares.

         Hayes also said the market place can expect more innovative moves from Western Resources.

         "We have announced a creative strategic alliance with ONEOK to handle our natural gas operations, giving us 45 percent ownership in the 8th largest gas company in the nation," he said. "Combine that with our Kansas City Power & Light merger and our


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international business, through our subsidiary, The Wing Group, and we are growing our company to meet consumer demands while providing tangible shareowner value."

                                      -30-

         Western Resources (NYSE"WR) is a full-service, diversified security and energy company with total assets of more than $6 billion. Its utilities, KPL and KGE, operating in Kansas and Oklahoma, provide natural gas service to approximately 650,000 customers and electric service to approximately 600,000 customers. Western Resources, through its subsidiary Westar Security, also is the third-largest monitored security provider in the country, operating in 46 states in the U.S. Through its other subsidiaries, Westar Energy, Westar Capital, and The Wing Group, a full range of energy and energy-related products and services are developed and marketed in the continental U.S. and offshore.

         For more information about Western Resources and its operating companies, visit us on the Internet at http://www.wstnres.com.